DIVERSIFIED GLOBAL HOLDINGS GROUP, INC.
800 North Magnolia Ave, Suite 105
Orlando, FL 32803

February 18, 2011

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Diversified Global Holdings Group, Inc.
SEC Comment Letter dated February 14, 2011
Form 10-K for the fiscal year ended December 31, 2009
Forms 10-Q for the Fiscal Periods ended March 31, June 30, and September 30, 2010
Form 8-K filed October 13, 2010
File No. 000-53524

Dear Sir/Madam:

We are submitting herein the responses of Diversified Global Holdings Group, Inc. (the “Company”) to the comments set forth in your comment letter dated February 14, 2011 on the Company’s Form 10-K for the year ended December 31, 2009 (the “2009 10-K/A”) and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, and the Form 8-K/A, filed October 13, 2010(the “Form 8-K”), all filed under the Securities Exchange Act of 1934, as amended (“Exchange Act”). The Company has previously responded on January 14 and February 4, 2011, to your comment letters dated December 2, 2010, and January 28, 2011, on these same reports filed under the Exchange Act. Accompanying the filing of the Company’s response to the January 28, 2011 comment letter, the Company filed an Amendment No. 2 to the Form 8-K, which amended the financial information provided in the October 13, 2010 Form 8-K/A to include interim financial statements of the acquired companies.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.
Additional Specific Information U.S. GAAP Experience of Accounting Personnel. As previously specified, the Company for its U.S. operations, during the 2009 audit, used internal accounting staff and an outside accounting consultant to prepare the books and records of the domestic subsidiaries and prepare the consolidated statements for the group. The accounting consultant also prepared the financials and footnotes for the Company that were audited by the independent registered accounting firm. The accounting consultant was a certified public accountant in Florida with updated experience in US GAAP with the necessary CPE requirements in the state of Florida.

The Company’s international operations have accounting personnel in place with substantial knowledge of US GAAP and international accounting standards.

The German and Russian operations are overseen by the Company’s international financial advisor, Rosalia Kuhn.  Ms. Kuhn’s education includes degrees from the Finance-Economy Stral Bank College in Russia with additional degrees from the Russian Finance Economy Institute and a degree in BA in Accounting.  Ms. Kuhn is proficient in international accounting standards with a broad knowledge of US GAAP.

The Company’s Russian operations are overseen by Oxana Boico and reports directly to the Company’s accounting and economic consultant for European operations, Ms. Rosalia Kuhn.  Ms. Boico received a bachelors degree in Bank Accounting and Management in Commercial Enterprises at the University of Human Knowledge, Republic of Moldova.  The accounting principles in Moldova follow the principles of US GAAP and not international accounting standards.  Ms. Boico has extensive knowledge of US accounting principles.  In addition, Ms. Boico has acted as the principal accounting officer of a reporting public corporation in the US and the financial advisor to another reporting public corporation in the US.  Her principal function is the preparation of financial statements for these entities in accordance with US GAAP.

The Company’s German financial statements are prepared by the accounting firm of Andrew Damman, Artur Jacob, Angela Borkowkz, Karl Heinz and Theryten Zehner GBR.  The principal consultant to the Company from this accounting firm is Artur Jabob.  Mr. Jacob holds a Bachelor degree in Business Administration and is a registered certified auditor at the Chamber of Auditors in Germany.  The accounting firm does accounting work for numerous companies in Germany that have affiliations with public entities in the US.  The accounting firm has proficient knowledge in US GAAP and prepares financial statements in US GAAP as well as international accounting standards.

The foreign operations financial statements are prepared by the above consultants and internal accounting staff and are forwarded to the Company to be consolidated with the US operations.  The Company’s financial statements are prepared by an outside consultant who is a certified public accountant in the State of Florida.  The financial statements are prepared and reviewed by the Company’s Chief Financial Officer and other members of management.  The outside consultant, since the 2009 audit, is currently working for Price Waterhouse Coopers, LLP.

The 2009 financial statements were audited by an independent registered accounting firm.  The Company’s financials received an unqualified opinion on these financial statements.  In addition, the Company’s auditors were inspected by the Public Company Accounting Oversight Board and one of the inspections included the Company’s financials.  The inspection did not result in any changes to the Company’s financial statements.

The Company believes that its disclosure controls and procedures and its internal control over financial reporting were effective for the year ending December 31, 2009.

Business, page 1

2.
Additional Information re Consulting Business. In future filings we will furnish the following additional information requested by this comment as to the consulting services offered by the Company’s consulting businesses.

The Company’s consulting operations provide the following types of consulting services: IT and business technology consulting; webcasting, website design and marketing consulting, translation services, social media marketing, international business branding and consulting, video production and press writing, media awareness, global advertising, and cross-border and import/export consulting.  The consulting operations of the Company do not involve any consulting services relating to business investment, or any type of investment, consulting.

Liquidity and Capital Resources, page 10

3.	Internal and External Sources of Liquidity. The additional disclosures requested in this comment to be provided in future filings are as follows:

The Company has no current commitments for capital expenditures. The Company’s subsidiaries are self-sustaining financially, and the Company’s current resources are adequate to meet its current commitments. The current and available capital resources are sufficient to fund planned operations for the next 12 months, and current commitments for expenditures will be satisfied out of operating cash flow of our subsidiaries. The Company plans to raise additional capital, however, to expand the infrastructure construction capabilities of recently acquired construction subsidiaries, Technostroy and KNHI. The Company believes that raising external capital for these construction subsidiaries will be difficult in the current environment in Europe, and that the Company risks not being to raise additional external capital for these subsidiaries.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

DIVERSIFIED GLOBAL HOLDINGS GROUP, INC.

By: /s/ Richard Lloyd
Richard Lloyd
Chief Executive Officer